SCHEDULE 13D

                        Under the Securities and Exchange Act of 1934

                                             1
                                       (Amendment No.)

                                          STEWART W P & CO LTD
                                       (Name of Issuer)

                                        Common stock
                                (Title of Class of Securities)

                                          G84922106
                                       (CUSIP Number)

                                       James D. Brilliant
                                       805 Las Cimas Parkway
                                       Suite 430
                                       Austin, Texas   78746
                                       512-329-0050
                  (Name, Address and Telephone Number of Person Authorized to
                            Receive Notices and Communications)

                                          05/23/2007
                    (Date of Event Which Requires Filing of this Statement)


1 NAME OF REPORTING PERSON
  S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Van Den Berg Management, Inc., d/b/a Century Management
  TAX # 953017097

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

  A
  B x

3 SEC USE ONLY


4 Source of Funds

  OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
  PURSUANT TO ITEMS 2(C) OR 2(E)

  []

6 CITIZENSHIP OR PLACE OF ORGANIZATION

  USA

7 SOLE VOTING POWER

  59,195

8 SHARED VOTING POWER

  10,154,015

9 SOLE DISPOSITIVE POWER

 59,195

10 SHARED DISPOSITIVE POWER

  10,154,015

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  10,213,210

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

  N/A

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

  21.47%

14 TYPE OF REPORTING PERSON*

  IA

Item 1. Security and Issuer

  This statement relates to the shares of common stock, par value $0.001 per share ("Common Stock"), of STEWART W P & CO LTD.,(the "Company").
  The principal executive offices of the Company are located at TRINITY HALL 43 CEDAR AVE
  PO BOX 2905,
  HAMILTON HM LX,
  BERMUDA X0 10022

Item 2. Identity and Background

  (a) Name

    James D. Brilliant
 (b) Residence or business address

    805 Las Cimas Parkway
    Suite 430
    Austin, Texas   78746

  (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted

    Vice President, Van Den Berg Management, Inc., d/b/a Century Management 805 Las Cimas Parkway
    Suite 430
    Austin, Texas   78746

  (d) Criminal Convictions or Proceedings

    N/A

  (e) Civil Judgements or Proceedings

    N/A

  (f) Citizenship

    USA

Item 3. Source and Amount of Funds or Other Consideration

    As Vice President, Van Den Berg Management, Inc., d/b/a Century Management he directed the purchase of 10,213,210 shares of the issuer directly, paid for with cash for the accounts of investment advisory clients for an aggregate price of $103,766,213.6.

Item 4.  Purpose of Transaction

    The Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Schedule 13D relates for investment purposes. The beneficial ownership of the filer has exceeded 20%.

Item 5.  Interest in Securities of the Issuer

  (a) Amount and percentage beneficially owned:

    (i) 10,213,210 shares in his capacity as a controlling person of Van Den Berg Management, Inc., d/b/a Century Management.

  (b) Number of shares as to which such person has:

    (i)   sole power to vote or direct the vote:

          59,195

    (ii)  shared power to vote or direct the vote:

         10,154,015

    (iii) sole power to dispose or to direct the disposition:

          59,195

    (iv)  shared power to dispose or direct the disposition:

          10,154,015

  Reporting Person may be deemed to share power to vote and dispose of shares referred to herein as a result of his control of the investment adviser for whose advisory clients he is reporting.
  He may be deemed to have sole power to vote and direct the disposition of the shares referred to above.

  (c) A schedule of transactions effected in the last sixty days is attached hereto.

  (d) Ownership of More than Five Percent on Behalf of Another Person:

      The investment advisory clients have the right to receive the dividends from, or the proceeds from the sale of the securities in their respective accounts. To the best of Reporting Person's knowledge, no person has such interest relating to more than 5% of the outstanding class of securities.

  (e) Ownership of Less than Five Percent:

      N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    N/A

Item 7. Material to be Filed as Exhibits

    60 days of buying

Date Quantity Market Value
March 23, 2007  119775 1384205
March 26, 2007  103505 1141949
March 27, 2007  334260 3663040
March 28, 2007   36880 403639.9
March 29, 2007  108415 1196678
March 30, 2007   80380 816796.1
April 2, 2007   21820 216386
April 3, 2007   40780 407612.5
April 4, 2007   17280 173304
April 5, 2007   64275 643090.6
April 9, 2007   42910 429401.4
April 10, 2007   29455 293337.2
April 11, 2007   32295 319959.3
April 12, 2007    4710 46042.78
April 13, 2007   25200 246268.9
April 18, 2007    7335 74354.8
April 27, 2007    9050 90591.73
April 30, 2007    6900 70533.95
May 1, 2007    1845 18550.25
May 2, 2007    1180 11937.8
May 3, 2007     360 3602.16
May 4, 2007   26290 271718.5
May 7, 2007    5825 59543
May 8, 2007    3890 39716.06
May 9, 2007    4315 43893.42
May 10, 2007    7680 77084.51
May 11, 2007    1520 15212.86
May 14, 2007    2225 22392.25
May 16, 2007    2020 20004.8
May 17, 2007    2495 24755.15
May 21, 2007     305 3059.95
May 22, 2007    3230 32043.35
May 23, 2007   16005 163468.2

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        06/01/2007
                                        Date

                                        Signature
                                        James D. Brilliant/Vice President
                                        Name/Title